EXHIBIT 99.1

Cellectis Reports Third Quarter 2026 Financial Results and Provides a Business Update

  .HEAL-101 achieved up to 70% in vivo APOC3 editing with liver-restricted activity and confirmed 76% triglyceride reduction in murine models (ESGCT 2026); Phase 1 IIT in China on track for initiation, with preliminary clinical data expected in H2 2027

  .HEAL-201 achieved >90% reduction in plasma PCSK9 in a humanized liver mouse model; preliminary clinical data expected in H1 2028

  Cash, cash equivalents and fixed-term deposits of $149 million as of September 30, 20261; realignment of the operating model targeting cash runway into H2 2028

  Conference call scheduled for November 13 at 8 a.m. ET / 2 p.m. CET

NEW YORK, Nov. 12, 2026 (GLOBE NEWSWIRE) -- Cellectis (Euronext Growth: ALCLS – Nasdaq: CLLS), a genome engineering company developing genetic medicines for diseases that today demand a lifetime of treatment, today reported financial results for the third quarter 2026 ended September 30, 2026, and provided a business update.

« Since September, our teams have been fully committed to our new in vivo gene editing chapter, and the expanded preclinical data we presented at ESGCT for .HEAL-101 reinforce our conviction » said André Choulika, Ph.D., Co-founder and Chief Executive Officer of Cellectis. « After a single administration, .HEAL-101 edited the human APOC3 gene at rates of up to 70% in a humanized liver model, with editing restricted to the liver, and consistently reduced triglycerides by 76% in a disease model. These results support the continued development of .HEAL-101, and the initiation of an investigator-initiated trial in China is on track with the goal of delivering first clinical data for .HEAL-101 in the second half of 2027. »

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1 As of September 30, 2026, cash, cash equivalents and fixed-term deposits include restricted cash of $2.3 million, classified as current and non-current financial assets, and fixed-term deposits of $118.3 million, classified as current financial assets.

In Vivo Gene Editing Pipeline

.HEAL-101 - In vivo base editing of APOC3 for severe hypertriglyceridemia (sHTG)

Expanded preclinical data presented in a poster at the European Society of Gene and Cell Therapy (ESGCT) 2026 Congress support the potential of .HEAL-101 to achieve efficient and specific APOC3 editing after a single administration:

  In vitro: ~90% mean APOC3 editing in a human hepatic cell line, with no DNA double-strand breaks at the target site.

  In vivo: in a normolipidemic humanized liver mouse model, a single intravenous dose of .HEAL-101 (LNP-mRNA) edited human APOC3 at a mean rate of ~65%, reaching up to 70%.

  Disease model: in a hypertriglyceridemic human APOC3 transgenic mouse model, .HEAL-101 reduced APOC3 by 67% ± 12% and triglycerides by 75% ± 11% (mean ± standard deviation).

  Liver-restricted activity: editing was detected in the liver, with no significant activity in the other tissues analyzed.

The initiation of the Phase 1 investigator-initiated trial (IIT) in China is on track, with preliminary clinical data expected in the second half of 2027.

.HEAL-201 - In vivo epigenetic editing of PCSK9 for severe hypercholesterolemia (sHC)

Preclinical data support the potential of .HEAL-201 to durably silence PCSK9 without altering the DNA sequence:

  In vitro: in a human hepatic cell line, PCSK9 TALE epigenetic modulator (TALEM) mRNA achieved high on-site epigenetic editing (mean >90%), resulting in a deep and stable reduction of PCSK9 transcript levels and PCSK9 secretion, with no off-site changes in gene or protein expression detected.
  In vivo: intravenous injection of PCSK9 TALEM mRNA LNPs reduced mean plasma PCSK9 levels by more than 90% in a liver-humanized mouse model.

Cellectis plans to initiate a Phase 1 IIT in China, with preliminary clinical data expected in the first half of 2028.

Strategic Transformation Update

Cellectis continues to execute the strategic transformation announced on September 14, 2026, to become an in vivo gene editing company. As part of this transformation, Cellectis’ discontinuation of the lasme-cel and eti-cel clinical programs is proceeding as planned: enrollment has stopped, site close-out activities are underway, and treated patients will continue to be monitored in accordance with protocol-specified follow-up requirements.

The realignment of the Company’s operating model is ongoing. In connection with this initiative, the Company currently expects its global headcount to be reduced by up to 70% from its pre-transition level over the course of 2026 and 2027, subject to the completion of the applicable French works council consultation process and the compliance with applicable French and U.S. labor law requirements.

Partnerships

AstraZeneca – Joint Research and Collaboration Agreement

Activities are continuing under the Joint Research and Collaboration Agreement with AstraZeneca, which leverages Cellectis’ gene editing expertise and manufacturing capabilities to develop up to 10 novel cell and gene therapy products for areas of high unmet medical need, including oncology, immunology and rare genetic disorders.

Servier (through its sublicensee Allogene) – Anti-CD19 CAR-T

In November 2026, Allogene announced that cema-cel is being evaluated in ALPHA3, the first pivotal, randomized trial in LBCL designed to assess whether minimal residual disease (MRD)-guided treatment following first-line therapy can delay or prevent clinical relapse, and that it continues to anticipate its next clinical update in mid-2027, with trial enrollment expected to be completed by year-end 2027.

Cema-cel is a product candidate licensed to Servier under the License, Development and Commercialization Agreement signed by and between les Laboratoires Servier and Institut de Recherches Internationales Servier (“Servier”) and Cellectis (the “Servier Agreement”) and sublicensed by Servier to Allogene in certain territories.

Iovance

In November 2026, Iovance announced that a Phase 1/2 trial investigating IOV-4001, a PD-1 inactivated TIL (tumor infiltrating lymphocyte) therapy, is enrolling patients with previously treated metastatic melanoma and mNSCLC (non-squamous metastatic non-small-cell lung cancer). IOV-4001 is engineered to resist inhibitory signals and enhance the ability of TIL therapies to fight and kill cancer in the TME (tumor microenvironment).

Financial Results

Cash, cash equivalent and fixed-term deposits: As of September 30, 2026, Cellectis had $149 million in consolidated cash, cash equivalents, restricted cash and fixed-term deposits classified as current and non-current financial assets. When the Company’s realignment is fully implemented as planned, the Company believes that its existing cash and cash equivalents, together with fixed-term bank deposits, will be sufficient to fund its operations into the second half of 2028.

This compares to $211 million in consolidated cash, cash equivalents, restricted cash and fixed-term deposits classified as current financial assets as of December 31, 2025. The $62 million change was primarily driven by payments to suppliers of $37.9 million, payroll-related payments (salaries, bonuses and social charges) totaling $37.5 million, lease liability payments of $7.3 million, repayments of $4.0 million under the “PGE” loan and capital expenditures of $1.9 million, partially offset by $21.4 million of cash received from customers and $5.4 million of interest received from our financial and cash-equivalent investments.

We currently foresee focusing our cash spending at Cellectis primarily in supporting the development of our pipeline of product candidates, including .HEAL-101, .HEAL-201,  potential new product candidates, and one-off restructuring costs.

Revenues and Other Income: Consolidated revenues and other income were $19.9 million for the nine-month period ended September 30, 2026, compared to $67.4 million for the nine-month period ended September 30, 2025. The $47.5 million decrease between the nine-month periods ended September 30, 2025 and 2026 was primarily attributable to a $47.8 million decrease in revenues mainly driven by the level of activities performed under the Research Plans of the AstraZeneca Joint Research Collaboration Agreement in the nine-month period of 2026. It was partially offset by a $0.3 million increase, which was mainly attributable to a higher research tax credit resulting from increased eligible R&D expenses.

R&D Expenses: Consolidated R&D expenses were $108.8 million for the nine-month period ended September 30, 2026, compared to $69.1 million for the nine-month period ended September 30, 2025. The $39.7 million increase was primarily driven by a $34.9 million impact from the strategic transformation announced in September 2026, including a $26.6 million one-off impairment loss, $6.2 million of termination benefits and $2.1 million of costs related to the close-out of the lasme-cel and eti-cel programs. Excluding the above impacts, research and development expenses increased by $4.8 million during the nine-month period ended September 30, 2026 compared with the same period in 2025, primarily driven by (i) a $1.4 million increase in non-cash stock-based compensation expense associated with awards granted in 2026, reflecting higher grant-date fair value due to an increase in the underlying share price, and (ii) a $2.1 million increase in purchases and external expenses, mainly attributable to higher clinical development costs related to the lasme-cel and eti-cel studies incurred prior to the strategic transformation announced in September 2026, as well as the .HEAL-101 and .HEAL-201 programs.

SG&A Expenses: Consolidated SG&A expenses were $17.5 million for the nine-month period ended September 30, 2026, compared to $15.0 million for the nine-month period ended September 30, 2025. The $2.5 million increase was primarily driven by a $1.1 million impact from the strategic transformation announced in September 2026, including $0.9 million of termination benefits related to the Group's restructuring plan in the United States and France, and a $0.3 million impairment loss on our facility assets. Excluding the above impacts, selling, general and administrative expenses increased by $1.4 million, mainly due to higher stock-based compensation expense resulting from awards granted in 2026, whose grant-date fair value increased due to a higher underlying share price and to a slight increase in purchases and external expenses.

Net financial gain (loss): The consolidated net financial gain for the nine-month period ended September 30, 2026 was $5.2 million, compared to a $25.6 million net financial loss for the nine-month period ended September 30, 2025. The $30.8 million difference reflects a $10.8 million increase in financial income and a $20.0 million decrease in financial expenses.

The $10.8 million increase in financial income was primarily attributable to (i) a $14.3 million increase in non-cash gains recognized from fair value measurements, mainly reflecting a $15.1 million gain from the fair value measurement of the Tranche A, B and C warrants issued to the European Investment Bank ("EIB") during the period, compared with a $5.8 million fair value loss in the same period in 2025, partially offset by (ii) a $2.7 million decrease in interest income earned on cash, cash equivalents and financial assets, and (iii) a $1.0 million decrease in foreign exchange gains.

The $20 million decrease in financial expenses was primarily attributable to (i) a $23.7 million decrease in foreign exchange losses, mainly resulting from the appreciation of the US dollar against the euro, (ii) a $5.9 million decrease in losses from fair value measurements, as Tranche A, B and C warrants issued to the EIB generated a fair value gain during the period, partly offset by (iii) the recognition of a $9.4 million  Expected Credit Loss (ECL) allowance on the financial guaranty contract with Cibus’ landlord.

Net Loss Attributable to Shareholders of Cellectis: Consolidated net loss attributable to shareholders of Cellectis was $101.1 million (or a $1.00 net loss per share) for the nine-month period ended September 30, 2026, compared to a $41.3 million net loss (or a $0.41 net loss per share) for the nine-month period ended September 30, 2025. The $59.8 million increase in net loss was mainly due to (i) a $90.5 million increase in operating loss, partly offset by (ii) a $30.8 million improvement in net financial result, from a net financial loss of $25.6 million as of September 30, 2025 to a net financial gain of $5.2 million as of September 30, 2026.

Adjusted Net Loss Attributable to Shareholders of Cellectis: Consolidated adjusted net loss attributable to shareholders of Cellectis was $95.2 million (or a $0.95 net loss per share) for the nine-month period ended September 30, 2026, compared to a net loss of $37.4 million (or a $0.37 net loss per share) for the nine-month period ended September 30, 2025.

The interim condensed consolidated financial statements of Cellectis have been prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board (“IFRS”).

Please see "Note Regarding Use of Non-IFRS Financial Measures" for reconciliation of GAAP net income (loss) attributable to shareholders of Cellectis to adjusted net income (loss) attributable to shareholders of Cellectis.

CELLECTIS S.A. UNAUDITED INTERIM CONDENSED STATEMENTS OF CONSOLIDATED FINANCIAL POSITION ($ in thousands)

	As of
	December 31, 2025	September 30, 2026
ASSETS
Non-current assets
Intangible assets	535	806
Property, plant, and equipment	38,788	7,137
Right-of-use assets	23,658	12,959
Non-current financial assets	5,088	4,631
Other non-current assets	20,025	24,309
Deferred tax assets	382	382
Total non-current assets	88,476	50,223
Current assets
Trade receivables	14,398	4,125
Subsidies receivables	7,800	7,499
Other current assets	5,383	4,872
Cash, cash equivalents and current financial assets	208,663	146,705
Total current assets	236,244	163,202
TOTAL ASSETS	324,720	213,425
LIABILITIES
Shareholders’ equity
Share capital	5,903	5,926
Premiums related to the share capital	437,445	373,661
Currency translation adjustment	(33,316)	(31,904)
Accumulated deficit	(266,538)	(264,257)
Net loss	(67,593)	(101,058)
Total shareholders’ equity	75,901	(17,632)
Non-current liabilities
Non-current financial liabilities	74,013	68,972
Non-current lease debts	27,725	19,518
Non-current provisions	1,329	1,258
Total non-current liabilities	103,067	89,747
Current liabilities
Current financial liabilities	10,460	7,561
Current lease debts	7,701	6,363
Trade payables	17,277	16,903
Deferred income and contract liabilities	96,803	90,371
Current provisions	1,169	8,855
Other current liabilities	12,342	11,256
Total current liabilities	145,752	141,310
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	324,720	213,425

Cellectis S.A. UNAUDITED INTERIM CONDENSED STATEMENTS OF CONSOLIDATED OPERATIONS For the nine-month period ended September 30, 2026 ($ in thousands, except share and per share amounts)

	For the nine-month period ended September 30,
	2025	2026

Revenues and other income
Revenues	62,552	14,771
Other income	4,834	5,120
Total revenues and other income	67,386	19,891
Operating expenses
Research and development expenses	(69,081)	(108,797)
Selling, general and administrative expenses	(14,988)	(17,526)
Other operating income	958	229
Total operating expenses and other operating income	(83,111)	(126,093)
Operating loss	(15,725)	(106,202)
Net Financial (loss) gain	(25,550)	5,246
Income tax	-	(102)
Net loss	(41,275)	(101,058)
Basic and diluted net loss per share attributable to shareholders of Cellectis ($/share)	(0.41)	(1.00)
Number of shares used for computing (basic and diluted)	100,262,948	100,629,644

UNAUDITED INTERIM CONDENSED STATEMENTS OF CONSOLIDATED OPERATIONS For the three-month period ended September 30, 2026 ($ in thousands, except share and per share amounts)

	For the three-month period ended September 30,
	2025	2026

Revenues and other income
Revenues	35,172	3,764
Other income	1,992	1,674
Total revenues and other income	37,164	5,439
Operating expenses
Research and development expenses	(24,069)	(56,632)
Selling, general and administrative expenses	(5,208)	(6,197)
Other operating income (expense)	154	(124)
Total operating expenses and other operating income	(29,123)	(62,953)
Operating income (loss)	8,041	(57,514)
Net Financial gain (loss)	(7,452)	(3,929)
Income tax	-	(30)
Net income (loss)	589	(61,474)
Basic and diluted net income (loss) per share attributable to shareholders of Cellectis ($/share)	0.01	(0.61)
Number of shares used for computing:
Basic	100,325,229	100,712,173
Diluted	101,708,538	100,712,173

Note Regarding Use of Non-IFRS Financial Measures

Cellectis S.A. presents adjusted net income (loss) attributable to shareholders of Cellectis in this press release. Adjusted net income (loss) attributable to shareholders of Cellectis is not a measure calculated in accordance with IFRS® Accounting Standards. We have included in this press release a reconciliation of this figure to net income (loss) attributable to shareholders of Cellectis, which is the most directly comparable financial measure calculated in accordance with IFRS Accounting Standards.

Because adjusted net income (loss) attributable to shareholders of Cellectis excludes non-cash stock-based compensation expense – a non-cash expense, we believe that this financial measure, when considered together with our financial statements prepared in accordance with IFRS Accounting Standards, can enhance an overall understanding of Cellectis’ financial performance. Moreover, our management views the Company’s operations, and manages its business, based, in part, on this financial measure. In particular, we believe that the elimination of non-cash stock-based expenses from Net income (loss) attributable to shareholders of Cellectis can provide a useful measure for period-to-period comparisons of our core businesses. Our use of adjusted net income (loss) attributable to shareholders of Cellectis has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our financial performance as reported under IFRS Accounting Standards. Some of these limitations are: (a) other companies, including companies in our industry which use similar stock-based compensation, may address the impact of non-cash stock- based compensation expense differently; and (b) other companies may report adjusted net income (loss) attributable to shareholders or similarly titled measures but calculate them differently, which reduces their usefulness as a comparative measure. Because of these and other limitations, you should consider adjusted net income (loss) attributable to shareholders of Cellectis alongside our statements of consolidated operations prepared in accordance with IFRS Accounting Standards, including Net income (loss) attributable to shareholders of Cellectis.

RECONCILIATION OF IFRS TO NON-IFRS NET INCOME (unaudited) For the nine-month period ended September 30, 2026 ($ in thousands, except per share data)

	For the nine-month period ended September 30,
	2025	2026

Net loss	(41,275)	(101,058)
Adjustment: Non-cash stock-based compensation expense	3,860	5,815
Adjusted net loss attributable to shareholders of Cellectis	(37,415)	(95,243)
Basic and diluted adjusted net loss attributable to shareholders of Cellectis ($/share)	(0.37)	(0.95)
Weighted average number of outstanding shares, basic and diluted (units)	100,262,948	100,629,644

RECONCILIATION OF IFRS TO NON-IFRS NET INCOME (unaudited) For the three-month period ended September 30, 2026 ($ in thousands, except per share data)

	For the three-month period ended September 30,
	2025	2026

Net income (loss)	589	(61,474)
Adjustment: Non-cash stock-based compensation expense	1,602	1,863
Adjusted net income (loss) attributable to shareholders of Cellectis	2,191	(59,611)
Basic and diluted adjusted net loss per share attributable to shareholders of Cellectis ($/share)	0.02	(0.59)
Weighted average number of outstanding shares, basic (units)	100,325,229	100,712,173
Weighted average number of outstanding shares, diluted (units)	101,708,538	100,712,173

About Cellectis
Cellectis is a genome engineering company developing genetic medicines for diseases that today demand a lifetime of treatment. Leveraging decades of expertise in programmable DNA-binding proteins, the Company has built a differentiated genome engineering platform spanning gene editing, base editing, epigenetic editing and transcriptional regulation. By delivering the genomic intervention each disease requires, Cellectis is advancing a new generation of genetic medicines designed to move beyond disease management and toward lasting therapeutic impact. Cellectis’ headquarters are in Paris, France, with locations in New York and Raleigh (NC). Cellectis is listed on the Nasdaq Global Market (ticker: CLLS) and on Euronext Growth (ticker: ALCLS). To find out more, visit www.cellectis.com and follow Cellectis on LinkedIn and X.

Cautionary Statement
This press release contains “forward-looking” statements within the meaning of applicable securities laws, including the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as “anticipate,” “designed to”, “expected”, “plan”, “planned”, “potential”, “will,” “would” or similar expressions and/or the negative of these. These forward-looking statements are based on our management’s current expectations and assumptions and on information currently available to management, including information provided or otherwise publicly reported by our licensed partners. Forward-looking statements in this press release include statements regarding the anticipated initiation of clinical trials, including an IIT in China, the planned timing for the release of preliminary clinical data for the Company’s lead program, the potential of the Company’s preclinical candidate product based on pre-clinical results, the potential for success of the Company’s in vivo gene editing programs, the anticipated impact, including potential cost savings, of the Company’s decision to cease the development of lasme-cel and eti-cel and to initiate a restructuring plan, the contemplated implementation of headcount reductions and other cost-savings initiatives and their planned timeframe, and the Company’s targeted cash runway. Actual results, performance or events may differ materially from those projected in any forward-looking statement. Many important factors may adversely affect such forward-looking statements and cause actual results to differ from those in any forward-looking statement, including, without limitation, uncertainties inherent in the initiation and completion of preclinical and clinical studies; the availability and timing of results from studies, once initiated; the acceptance by global regulatory agencies of data generated from IIT in China; the potential that pre-clinical animal model data may not translate into further preclinical development or clinical setting; promising preclinical data not yielding positive further preclinical data or clinical results; the performance of the IIT in China, changes in the competitive landscape for in vivo gene editing products; expectations for regulatory approvals to conduct clinical trials. With respect to our cash runway, our operating plans, including product development plans, may change as a result of various factors, including factors currently unknown to us. Furthermore, many other important factors, including those described in our Annual Report on Form 20-F as amended and in our annual financial report (including the management report) for the year ended December 31, 2025 and subsequent filings Cellectis makes with the Securities Exchange Commission from time to time, which are available on the SEC’s website at www.sec.gov , as well as other known and unknown risks and uncertainties may adversely affect such forward-looking statements and cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons why actual results could differ materially from those anticipated in the forward-looking statements, even if new information becomes available in the future.

For further information on Cellectis, please contact:

Media contacts:
Pascalyne Wilson, Director, Communications, +33 (0)7 76 99 14 33, media@cellectis.com
Patricia Sosa Navarro, Chief of Staff to the CEO, +33 (0)7 76 77 46 93

Investor Relations contact:
Arthur Stril, Chief Financial Officer & Chief Business Officer, investors@cellectis.com

Attachment

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